United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of December, 2012

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Resolutions adopted at the General Ordinary and Extraordinary shareholders' Meetings

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Juan Antonio Quiroga Garcia

___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: December 13th, 2012

SUMMARY OF THE RESOLUTIONS TAKEN BY THE ORDINARY SHAREHOLDERS MEETING OF GRUMA, S.A.B. DE C.V.

The undersigned, Alternate Secretary of the Board of Directors of GRUMA, S.A.B. DE C.V. ,

HEREBY CERTIFIES:

That the General Ordinary Shareholders Meeting held on December 13, 2012 took the resolutions that are summarized as follows:

FIRST: It approved that the amount of MXP$-4,500'000,000.00 (FOUR THOUSAND FIVE HUNDRED MILLION PESOS 00/100 MEXICAN CURRENCY) shall be the maximum amount of the resources to be used by GRUMA, S.A.B. DE C.V. for the purchase of its own shares during the 2012 fiscal year, effective as of the date hereof.

SECOND: With respect to the Second Item of the Agenda, the following resolutions were adopted:

1) The members of the Board of Directors, both Proprietaries and Alternates, were elected, such corporate body being then integrated as follows:

DIRECTORS:
BOARD OF DIRECTORS:

1) Elected the Company's Directors, Proprietary and Alternates, so that said corporate body be conformed as follows:

PROPRIETARY	ALTERNATE
MR. JUAN ANTONIO GONZALEZ MORENO	MR. ROBERTO GONZALEZ VALDES
MR. CARLOS HANK GONZALEZ	MRS. GRACIELA GONZALEZ MORENO
MR. ROBERTO GONZALEZ MORENO	MR. RICARDO GONZALEZ VALDES
MRS. BERTHA A. GONZALEZ MORENO	MR. JAVIER MORALES GONZALEZ
MRS. MAYRA GONZALEZ MORENO	MR. EDGAR VALVERDE RUBISEWZKI
INDEPENDENT PROPRIETARY	INDEPENDENT ALTERNATE
MR. ALFONSO ROMO GARZA	MR. ADRIAN RODRIGUEZ MACEDO
MR. ADRIAN SADA GONZALEZ	MR. MANUEL GUEMEZ DE LA VEGA
MR. JUAN MANUEL LEY LOPEZ	MR. JUAN MANUEL LEY BASTIDAS
MR. BERNARDO QUINTANA ISAAC	MR. DIEGO QUINTANA KAWAGE
MR. EDUARDO LIVAS CANTU	MR. ALFREDO LIVAS CANTU
MR. JAVIER VELEZ BAUTISTA	MR. JORGE VELEZ BAUTISTA
MR. JUAN DIEZ-CANEDO RUIZ	MR. FELIPE DIEZ-CANEDO RUIZ
MR. MARIO LABORIN GOMEZ	MR. ALAN CASTELLANOS CARMONA
MR. JOSE DE LA PENA ANGELINI	MR. MARIO E. MEDINA RAMIREZ
MR. MARK KOLKHORST	MR. VIKRAM LUTHAR
MR. FEDERICO GORBEA QUINTERO	MR. RAY G. YOUNG

  Mr. JUAN ANTONIO GONZALEZ MORENO was appointed as Chairman of the Board and Mr. CARLOS HANK GONZALEZ was appointed as Vice-Chairman.

  Mr. SALVADOR VARGAS GUAJARDO was appointed as Secretary, non-member of the Board, and Mr. GUILLERMO ELIZONDO RIOS as his Alternate.

  The Meeting qualified the independence of Messrs. Alfonso Romo Garza, Adrian Sada Gonzalez, Juan Manuel Ley Lopez, Bernardo Quintana Isaac, Eduardo Livas Cantu, Javier Velez Bautista, Juan Diez-Canedo Ruiz, Mario Laborin Gomez, Jose de la Pena Angelini, Mark Kolkhorst and Federico Gorbea Quintero, as well as their respective alternates, Messrs. Adrian Rodriguez Macedo, Manuel Guemez de la Vega, Juan Manuel Ley Bastidas, Diego Quintana Kawage, Alfredo Livas Cantu, Jorge Velez Bautista, Felipe Diez-Canedo Ruiz, Alan Castellanos Carmona, Mario E. Medina Ramirez, Vikram Luthar and Ray G. Young, to integrate the Board of Directors, pursuant to the provisions of article 26 of the Mexican Securities Law.

  It approved as emolument for the Directors the amount of MXP$80,000.00 (EIGHTY THOUSAND PESOS 00/100 MEXICAN CURRENCY) for each attendance to the Board of Directors Meetings.

  It approved as emolument for the members of the Audit Committee and the Corporate Governance Committee the amount of MXP$40,000.00 (FORTY THOUSAND PESOS 00/100 MEXICAN CURRENCY) for each attendance to the meetings of such Committees, as well as for the performance of their positions and for any previous studies and analysis made in order to be discussed at each meeting held within such Committees.

THIRD: It authorized Messrs. SALVADOR VARGAS GUAJARDO and GUILLERMO ELIZONDO RIOS, indistinctly, so that, on behalf of the Company, they take any action with respect to the compliance of the resolutions taken in this Meeting, and if applicable, to appear before Notary Public of their choice to formalize, if necessary, these minutes, in whole or in part, as well as to issue simple and certified copies thereto.

FOURTH: It approved the content of the minutes prepared for the referred Meeting.

Monterrey, N.L., December 13, 2012.

GUILLERMO ELIZONDO RIOS

ALTERNATE SECRETARY OF THE BOARD OF DIRECTORS

SUMMARY OF THE RESOLUTIONS TAKEN BY THE EXTRAORDINARY SHAREHOLDERS MEETING OF GRUMA, S.A.B. DE C.V.

The undersigned, Alternate Secretary of the Board of Directors of GRUMA, S.A.B. DE C.V. ,

HEREBY CERTIFIES:

That the General Extraordinary Shareholders Meeting held at 10:00 hours of December 13, 2012 adopted the resolutions that are summarized as follows:

FIRST: IIt approved to add Article ''Twelfth Bis'' to the bylaws of the Company, in order to acknowledge in such bylaws the existence of the Shareholders Agreement entered by and among Mr. Roberto Gonzalez Barrera, Archer-Daniels-Midland Company, ADM Bioproductos, S.A. de C.V. and Gruma, S.A. de C.V. (currently, Gruma, S.A.B. de C.V.) dated August 21, 1996, and its further amendments dated September 13, 1996 and August 18, 1999, as such agreement has been timely disclosed in a consistent and repetitive manner to the investors at large, so that hereinafter shall read as follows:

''ARTICLE TWELFTH BIS. SHAREHOLDERS AGREEMENT. The Company acknowledges in its bylaws the existence of the Shareholders Agreement entered by and among Mr. Roberto Gonzalez Barrera, Gruma, S.A. de C.V. (currently, Gruma, S.A.B. de C.V.), Archer-Daniels-Midland Company (''ADM'') and its subsidiary ADM Bioproductos, S.A. de C.V. (''ADM Bioproductos'', and jointly with ADM, the ''Strategic Partner'', which are and have been a strategic partner of the Company) dated August 21 (twenty-one) of 1996 (nineteen ninety-six) and its amendments dated September 13 (thirteen) of 1996 (nineteen ninety-six) and August 18 (eighteen) of 1999 (nineteen ninety-nine) (collectively, the ''Shareholders Agreement''), as such agreement has been disclosed in the past in a consistent and repetitive manner to the investors at large. Pursuant to such agreement, among others, there are established certain rights and obligations of the Strategic Partner and certain restrictions to the percentages of capital stock representing its equity share in the Company, likewise, it sets forth the option to exercise certain rights of first refusal in favor of the Controlling Shareholder (as such term is defined in the Shareholders Agreement) or the person designated by such Controlling Shareholder (which could be the Company itself), in order to acquire from the Strategic Partner the shares of Gruma S.A.B. de C.V. that it intends to transfer to any third party, in accordance with the terms and conditions set forth in the Shareholders Agreement.

The Company has been designated by the Controlling Shareholder, and therefore, it has acquired from the Controlling Shareholder the option to exercise the right of first refusal to acquire from the Strategic Partner, the shares of Gruma, S.A.B. de C.V. that it intends to transfer to any third party. Therefore, the Company has the option to acquire its own shares at the First Refusal Price determined in accordance with the provisions of the Shareholders Agreement in the event of Transfer (as such term is defined in the Shareholders Agreement), to be exercised during the First Refusal Period that is determined as provided in the Shareholders Agreement.''

SECOND: It authorized Messrs. SALVADOR VARGAS GUAJARDO and GUILLERMO ELIZONDO RIOS, indistinctly, so that, on behalf of the Company, they take any action with respect to the compliance of the resolutions taken in this Meeting, and if applicable, to appear before Notary Public of their choice to formalize, if necessary, these minutes, in whole or in part, as well as to issue simple and certified copies thereto.

THIRD: It approved the content of the minutes prepared for the referred Meeting.

Monterrey, N.L., December 13, 2012.

GUILLERMO ELIZONDO RIOS

ALTERNATE SECRETARY OF THE BOARD OF DIRECTORS